

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Mac Armstrong
Chief Executive Officer
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, CA 92037

   Re: Palomar Holdings, Inc.
     Draft Registration Statement on Form S-1
     Submitted December 13, 2019
     CIK No. 0001761312

Dear Mr. Armstrong:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Finance

cc: Michael Kagnoff, Esq.